[LEXICON PHARMACEUTICALS LETTERHEAD]
December 3, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark Brunhofer
Division of Corporate Finance

	Re:	Lexicon Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarterly period ended September 30, 2007 File No. 000-30111
Dear Mr. Brunhofer:
     We are in receipt of the comment letter dated November 16, 2007 from the Securities and Exchange Commission’s staff with respect to the above-referenced filings. We are currently preparing our responses to those comments and respectfully request an additional 10 business days within which to provide you with those responses.
     Please contact me at (281) 863-3321 if you are unable to grant this requested extension or if you have any additional comments or questions concerning this letter.

Very truly yours,
/s/ Jeffrey L. Wade
Jeffrey L. Wade
Executive Vice President and General Counsel